EXHIBIT 99.1

	T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	ir@coralgold.com www.coralgold.com

July 16, 2012		Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL PROVIDES ROBERTSON PROJECT UPDATE

Coral Gold Resources Ltd. (“Coral” or “The Company”) is pleased to announce an update on the pending Environmental Assessment report as well as the full results from its 13 hole spring 2012 drill program at its Robertson property in Crescent Valley, Nevada, USA.

Environmental Assessment

The Environmental Assessment (“EA”) is proceeding.  The baseline vegetation and wildlife field work has been completed and the baseline studies report was submitted to the BLM.  Coral’s independent engineering firm, SRK Consultants (“SRK”) is preparing to file the completed EA report once the base line study is approved.  In the application for the new Amendment to the Plan of Operations (“APO”) report, Coral has applied for a blanket permit to allow the Company to drill up to 500 holes.  Upon acceptance of the APO, Coral plans to continue Phase 2 drilling consisting of 60 holes as part of the forthcoming pre-feasibility study.

Drill Program

As stated in the April 16, 2012 news release, Coral was permitted to drill 13 holes on the Porphyry gold zone in 2012.  The program consisted of diamond drill core holes that twinned existing Amax Gold Inc. (“Amax”) holes (circa 1990 -- 1996) that provided core for leach tests at McClelland Laboratories Inc. ("McClelland Labs") in Reno, Nevada. The holes were part of the Phase 1 drill program as proposed in the January 2012 Preliminary Economic Assessment ("PEA") (See January 18th news release) and were designed to verify Amax's historic drilling data, to confirm the data is correct, and to upgrade the level of confidence in resources contained in the oxidized zones. The Phase 1 drill program represents Coral's first step towards pre-feasibility as defined by the PEA.

Assays for holes CC-12-1 through CC-12-13 have been received from ALS Minerals (“ALS”).    Comparison with the earlier holes is as follows: (all holes are vertical)

Comparison between 2012 DDH and historic drill holes in the Porphyry Zone

Hole ID	Type	Total Depth (ft)	From (ft)	To (ft)	Thickness (ft)	Average Grade 0.005 oz Au Cutoff		Average Grade No Cut Off
						Au (g/t)	Au oz/t	Au (g/t)	Au (oz/t)
CC12-1	DDH	500	105	385	280	0.569	0.0166	0.439	0.0128
CR-04-20	RC	500	80	375	295	0.62	0.0181	0.409	0.0119

CC12-2	DDH	500	55	450	395	0.836	0.0244	0.748	0.0218
AT 168	RC	500	60	465	405	0.729	0.0213	0.658	0.0192

CC12-3	DDH	600	50	515	465	0.441	0.0129	0.395	0.0115
AT-074	RC	600	55	525	470	0.377	0.0110	0.343	0.0100

CC12-4	DDH	450	10	320	310	0.855	0.0250	0.622	0.0182
AT-194	RC	450	15	345	330	0.709	0.0207	0.569	0.0166

CC12-5	DDH	550	30	495	465	0.816	0.0238	0.734	0.0214
CAT-044	DDH	500	40	115	75	0.242	0.0071
			145	485	340	1.584	0.0463	1.206

CC12-6	DDH	500	30	405	375	0.593	0.0173	0.507	0.0148
CAT-049	DDH	500	39	155	116	0.341	0.0100
			230	415	185	1.011	0.0295	0.526	0.0154

CC12-7	DDH	400	10	210	200	0.704	0.0206	0.431	0.0126
AT-187	RC	400	230	325	95	0.242	0.0071
			10	180	170	0.999	0.0292	0.551	0.0161
			210	250	40	0.390	0.0114
			265	325	60	0.293	0.0086

CC12-8	DDH	300	35	265	230	0.683	0.0199	0.554	0.0162
CAT-022	DDH	300	20	270	250	0.77	0.0225	0.700	0.0204

CC-12-9	DDH	400	35	270	235	1.536	0.0449	0.987	0.0288
CAT-025	RC	400	30	290	260	0.910	0.266	0.681	0.0199

CC12-10	DDH	500	30	495	465	0.503	0.0147	0.494	0.0144
CAT-025	DDH	500	70	90	20	0.312	0.0091
			120	205	85	0.444	0.0130
			240	475	235	0.678	0.0198	0.458	0.0134

CC12-11	DDH	450	30	395	365	0.376	0.0110	0.355	0.0104
CAT-043	DDH	450	30	135	105	0.376	0.0110
			165	365	200	0.284	0.0083	0.281	0.0082

CC12-12	DDH	600	175	575	400	0.435	0.0127	0.347	0.0101
CAT-026	DDH	600	250	560	310	0.485	0.0142	0.396	0.0116

CC12-13	DDH	500	40	495	455	0.385	0.0112	0.369	0.0108
AT-136	RC	450	25	450	425	0.493	0.0144	0.493	0.0144

The program was run and supervised by Bob McCusker a Qualified Person as defined by NI-43-101.  His comments on the program are as follows:

“Because of differences in bedrock depth and total hole depth between the 2012 and historic drill holes, the drilling produced a total of 1,145 sample pairs.  The average Au value returned by the 2012 core holes was 0.514 ppm compared with 0.549 ppm returned by the twinned historic drill holes, a difference of 0.035 ppm or 6.4%.  Much of this difference is due to single high-grade intercepts which tended to slightly skew the data.  Although the correlation between individual sample pairs was poor, the overall distribution of Au values was similar with higher grade values at similar elevations in the 2012 core and twinned historic holes.

Overall, the results the 2012 core drilling program of twinning historic drill holes in the  Porphyry zone indicates that the historic drilling appears to accurately reflect both the  grade and distribution of Au mineralization in the zone and can be used with confidence.

Core was logged, photographed and bagged at Coral's core logging facility in Crescent Valley and collected by ALS. It is crushed in Elko, Nevada and a sample is split out for assay by ALS; the reject or remaining material will be shipped to McClelland Labs in Reno for metallurgical test work.

The QA/QC program employed on the project consisted of inserting 53 coarse blank or very low-grade control samples into the sample stream accompanied by 56 certified reference pulps samples inserted at specified locations in the sample stream.  In addition, a total of 148 check assays of selected samples are to be completed at Inspectorate Labs, in Sparks NV. The check assay program will consist of 75 re-screening and re-assaying of the original (ALS) pulp samples and 73 assays of new pulps produced from the original sample reject.”

About Coral

Coral, incorporated in 1981 continues to explore and develop the Robertson Property located along the Battle Mountain Cortez Gold trend in North Central Nevada. Through independent exploration and previous joint venture partnerships with Amax, and Placer Dome, Coral has established an NI-43-101 inferred gold resource of 3.4 million ounces (2008). Coral is working to increase the level of confidence in the resource by following the recommendations laid out in the PEA report published in February 2012.

For more information on the Robertson Property and Coral's other Nevada projects, visit the company's website at www.coralgold.com

ON BEHALF OF THE BOARD

"David Wolfin"
___________________________________
David Wolfin
President & Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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